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                          June 13, 2024

       Peter H. Nielsen
       President and Chief Executive Officer
       Bio-Path Holdings, Inc.
       4710 Bellaire Boulevard, Suite 210
       Bellaire, Texas 77401

                                                        Re: Bio-Path Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 11, 2024
                                                            File No. 333-280130

       Dear Peter H. Nielsen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William R. Rohrlich, II